
02052018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002


SEC MAIL
PROCESSING
RECEIVED
AUG 1 9 2002
WASH. D.C.
180
SECTION

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

Revision of KT Corporation's Articles of Incorporation will enable foreign investors to purchase an additional 11.8% of common shares through the Korea Stock Exchange starting August 21, 2002

- The Telecomunications Business Law limits the aggregate foreign ownership of KT Corporation ("KT") to 49%. In addition, pursuant to authorization granted under the Privatization Law, KT's Articles of Incorporation currently allows the following methods for foreign investors to acquire KT shares: 5% through the Korea Stock Exchange, ADRs, withdrawal of underlying shares under ADR programs, exercise of warrants, conversion rights of convertible bonds or exchange rights under bonds exchangeable into shares, and direct investments under the Foreign Investment Promotion Law. Due to these restrictions, effective shareholding of KT's shares by foreign investors have been limited to 37.2% so far.
- With the completion of the privatization of KT in May 2002, the Privatization Law will cease to apply to KT after the extraordinary general shareholders' meeting scheduled for August 20, 2002. At the meeting, KT plans to propose for an elimination of above restrictions from its Articles of Incorporation.
- As a result, upon the resolution of the shareholders' meeting, foreign investors will be able to increase their aggregate share ownership from the current 37.2% to 49% by purchasing additional shares through the Korea Stock Exchanges starting August 21, 2002.

Cash settlement may be accommodated for CB and BW holders

- In the event that the foreign ownership is increased above 37.2%, elimination of above restrictions in the Articles of Incorporation may adversely affect the ability of KT to deliver shares to foreigners upon conversion of convertible notes issued on January 4, 2002 and the exercise of bonds with warrants issued on January 3, 2002.
- If foreign investors acquire an additional 11.8% and conversion of convertible bonds or exercise of warrants result in the violation of the 49% foreign ownership limitation under the Telecomunication Business Law, such conversion or exercise will be effectively prohibited. In such an event, KT will pay cash to the relevant CB or BW holders exercising conversion rights or warrants, in accordance with the terms of the convertible bonds and the bonds with warrants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 8, 2002

KT Corporation



By:
Name: Joong - Soo Nam
Title: Executive Vice President and Chief Financial Officer